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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SKECHERS U.S.A., INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

830566 10 5

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830566 10 5	13G	Page 2 of 8 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Robert Greenberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Inapplicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 14,824,366

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 14,824,366

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
14,824,366 Shares of Class B Common Stock convertible at any time on request of the stockholder on a share for share basis to Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Inapplicable

11.	Percent of Class Represented by Amount in Row (9): 44.5%[1]

12.	Type of Reporting Person (See Instructions): IN

1.	Based on 18,473,669 shares of Class A Common Stock were outstanding as of January 30, 2003. Mr. Greenberg beneficially owns 77.1% of the Class B Common Stock which is based on 19,217,617 shares of Class B Common Stock outstanding as of January 30, 2003. Mr. Greenberg beneficially owns 39.3% of the aggregate amount of Class A and Class B Common Stock outstanding as of January 30, 2003. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of January 30, 2003, Mr. Greenberg holds 70.4% of the combined voting power of the Company's capital stock.

CUSIP No. 830566 10 5	13G	Page 3 of 8 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Susan Greenberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Inapplicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 14,824,366

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 14,824,366

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
14,824,366 Shares of Class B Common Stock convertible at any time on request of the stockholder on a share for share basis to Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Inapplicable

11.	Percent of Class Represented by Amount in Row (9): 44.5%[1]

12.	Type of Reporting Person (See Instructions): IN

1.	Based on 18,473,669 shares of Class A Common Stock were outstanding as of January 30, 2003. Mrs. Greenberg beneficially owns 77.1% of the Class B Common Stock which is based on 19,217,617 shares of Class B Common Stock outstanding as of January 30, 2003. Mrs. Greenberg beneficially owns 39.3% of the aggregate amount of Class A and Class B Common Stock outstanding as of January 30, 2003. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of January 30, 2003, Mrs. Greenberg holds 70.4% of the combined voting power of the Company’s capital stock.

CUSIP No. 830566 10 5	13G	Page 4 of 8 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): The Greenberg Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Inapplicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 13,957,666

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 13,957,666

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
13,957,666 Shares of Class B Common Stock convertible at any time on request of the stockholder on a share for share basis to Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Inapplicable

11.	Percent of Class Represented by Amount in Row (9): 43.0%[1]

12.	Type of Reporting Person (See Instructions): OO

1.	Based on 18,473,669 shares of Class A Common Stock were outstanding as of January 30, 2003. Based on 19,217,617 shares of Class B Common Stock outstanding as of January 30, 2003, the Trust beneficially owns 72.6% of the Class B Common Stock. The Greenberg Family Trust beneficially owns 37% of the aggregate amount of Class A and Class B Common Stock outstanding as of January 30, 2003. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of January 30, 2003, the Greenberg Family Trust holds 66.3% of the combined voting power of the Company's capital stock.

CUSIP No. 830566 10 5	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer –Skechers U.S.A., Inc.
(b)	Address of Issuer’s Principal Executive Offices – 228 Manhattan Beach Blvd., Manhattan Beach, California. 90266.

Item 2.

(a)	Names of Person Filing –Robert Greenberg, Susan Greenberg and the Greenberg Family Trust
(b)	Address of Principal Business Office or, if none, Residence - 228 Manhattan Beach Blvd., Manhattan Beach, California.
(c)	Citizenship - Each person filing this Schedule 13G is a citizen of the United States or a trust organized in the United States
(d)	Title of Class of Securities - Common Stock
(e)	CUSIP Number – 830566 10 5

Item 3.

(a)	☐ Broker or Dealer registered under Section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance Company as defined in section 3(a)(19) of the act
(d)	☐ Investment Company registered under section 8 of the Investment Company Act
(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-l(b)(l)(ii)(F)
(g)	☐ Parent Holding Company, in accordance with §240.13d-l(b)(ii)(G) (Note: See Item 7)
(h)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J)

Item 4. Ownership

(a)	Amount Beneficially Owned – Mr. and Mrs. Greenberg own 866,700 shares of Class B Common Stock directly. Mr. Greenberg serves as co-trustee of the Greenberg Family Trust, which owns 13,957,666 shares of Class B Common Stock that may be deemed to be beneficially owned by Mr. Greenberg as a result of his position as co-trustee of the Greenberg Family Trust. Mrs. Greenberg serves as co-trustee of the Greenberg Family Trust, which owns 13,957,666 shares of Class B Common Stock that may be deemed to be beneficially owned by Mrs. Greenberg as a result of her position as co-trustee of the Greenberg Family Trust. The Greenberg Family Trust beneficially and directly owns 13,957,666 shares of Class B Common Stock.

(b)	Percent of Class - The shares of Class A Common Stock beneficially owned in the aggregate by Mr. Greenberg represent approximately 44.5% of such class. The shares of Class A Common Stock beneficially owned in the aggregate by Mrs. Greenberg represent approximately 44.5% of such class. The shares of Class A Common Stock beneficially owned in the aggregate by the Greenberg Family Trust represent approximately 43.0% of such class.

Mr. Greenberg beneficially owns 39.3% of the total outstanding amount of Class A and Class B Common Stock. Mrs. Greenberg beneficially owns 39.3% of the total outstanding amount of Class A and Class B Common Stock. The Greenberg Family Trust owns 37% of the total outstanding amount of Class A and Class B Common Stock.

Mr. Greenberg beneficially owns 70.4% of the combined voting power of the Company’s capital stock. Mrs. Greenberg beneficially owns 70.4% of the combined voting power of the Company’s capital stock. The Greenberg Family Trust beneficially owns 66.3% of the combined voting power of the Company’s capital stock.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote -

CUSIP No. 830566 10 5	13G	Page 6 of 8 Pages

Robert Greenberg-0
Susan Greenberg -0
The Greenberg Family Trust- 13,957,666
(ii)	shared power to vote or to direct the vote -
Robert Greenberg- 14,824,366
Susan Greenberg- 14,824,366
The Greenberg Family Trust- 0
(iii)	sole power to dispose or to direct the disposition of -
Robert Greenberg- 0
Susan Greenberg- 0
The Greenberg Family Trust- 13,957,666
(iv)	shared power to dispose or to direct the disposition of -
Robert Greenberg- 14,824,366
Susan Greenberg- 14,824,666
The Greenberg Family Trust-0

Item 5. Ownership of 5 Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of security, check the following [ ]

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

     Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

     Inapplicable.

Item 8. Identification and Classification of Members of the Group

     Inapplicable.

Item 9. Notice of Dissolution of Group

     Inapplicable.

Item 10. Certification

     Inapplicable.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2003

	Signature:	/s/ Robert Greenberg

	Name:	Robert Greenberg

	Signature:	/s/ Susan Greenberg

	Name:	Susan Greenberg

THE GREENBERG FAMILY TRUST

	Signature:	/s/ Robert Greenberg

	Name:	Robert Greenberg, as Co-Trustee

	Signature:	/s/ Susan Greenberg

	Name:	Susan Greenberg, as Co-Trustee

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

     Robert Greenberg and Susan Greenberg, individually and as Trustees of The Greenberg Family Trust agree that the Schedule 13G dated February 7, 2003 regarding Skechers U.S.A., Inc. has been filed on behalf of each of Robert Greenberg, Susan Greenberg and The Greenberg Family Trust as of February 7, 2003.

Signature:	/s/ Robert Greenberg

Name:	Robert Greenberg

Signature:	/s/ Susan Greenberg

Name:	Susan Greenberg

THE GREENBERG FAMILY TRUST

Signature:	/s/ Robert Greenberg

Name:	Robert Greenberg, as Co-Trustee

Signature:	/s/ Susan Greenberg

Name:	Susan Greenberg, as Co-Trustee